Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED June 30, 2012

•	Record-high quarterly revenue of $421.8 million in 2Q12, which was up by 26.8% from $332.7 million in 1Q12 and jumped by 19.7% year over year.

•	Gross margin doubled to 24.1% in 2Q12 compared to 12.0% in 1Q12, primarily due to a higher utilization rate and continued improvements in manufacturing efficiency.

•	Net cash flow from operations tripled to $109.4 million in 2Q12 from $35.8 million in 1Q12.

•	Income attributable to Semiconductor Manufacturing International Corporation was $7.1 million in 2Q12, compared to a loss of $42.8 million in 1Q12.

•	Diluted EPS was $0.01 per ADS.

Set out below is a copy of the full text of the press release by the Company on August 8, 2012, in relation to its results for the three months ended June 30, 2012.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China –August 8, 2012. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended June 30, 2012.

Third Quarter 2012 Guidance:

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Revenue is expected to increase between 4% and 6%.

•	Gross margin is expected to range from 22% to 24%.

•	Operating expenses excluding foreign exchange differences and government grants are expected to range from $93 million to $96 million.

Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer and Executive Director, remarked, “I am very pleased to report solid second quarter results with revenue of US$421.8 million. This is a new sales record for SMIC with a quarter-over-quarter increase of 26.8% and growth of 19.7% over the same period last year.  We have a positive operating profit and a net profit of US$7.1 million. SMIC has benefited from strong customer demand across the board and in particular an 87% quarter-to-quarter increase in our 65/55nm revenue.  We are also experiencing a strong demand increase for our specialty processes, including power management ICs, EEPROM, and others.  As a result, the overall revenue growth exceeded our original guidance.

We are enjoying good overall fab utilization as a result of industry demand improvement and our internal efforts. The second quarter overall utilization was 95%, as compared to 74% in the first quarter.

Our China revenue continues to grow along with China’s semiconductor market. In the second quarter of 2012, our China revenue grew 28% quarter-over-quarter, equivalent to about 33% of our total revenue in the second quarter of 2012.”

Conference Call / Webcast Announcement

Date: August 9, 2012
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

United States 1-718-354-1231		(Pass code: SMIC)
Hong Kong	852-2475-0994	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir—presentations.php, or at http://www.media-server.com/m/p/4w439mjh

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (”fab”) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Third Quarter 2012 Guidance” are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with the current global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on April 27, 2012, especially the consolidated financial statements, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary of Second Quarter 2012 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	2Q12	1Q12	QoQ	2Q11	YoY
Revenue	421,826	332,711	26.8%	352,389	19.7%
Cost of sales	320,110	292,867	9.3%	302,116	6.0%
Gross profit	101,716	39,844	155.3%	50,273	102.3%
Operating expenses	87,973	90,128	-2.4%	50,382	74.6%
Income (loss) from operations	13,743	(50,284)	—	(109)	—
Other income (expense), net	(8,344)	(4,069)	105.1%	531	—
Income tax benefit (expenses)	1,460	11,418	-87.2%	(5,121)	-128.5%
Net Income (loss) after income taxes	6,859	(42,935)	—	(4,699)	—
Gain from equity method investments	441	373	18.2%	1,078	-59.1%
Net income (loss)	7,300	(42,562)	—	(3,621)	—
Accretion of interest to noncontrolling interest	(241)	(263)	-8.4%	(151)	59.6%
Income (loss) attributable to Semiconductor Manufacturing International Corporation	7,059	(42,825)	—	(3,772)	—
Gross margin	24.1%	12.0%	—	14.3%	—
Operating margin	3.3%	-15.1%	—	-0.0%	—
Earnings (loss) per ordinary share (basic and diluted)(1)	0.00	(0.00)	—	(0.00)	—
Earnings (loss) per ADS (basic and diluted)	0.01	(0.08)	—	(0.01)	—
Wafers shipped (in 8” equivalent wafers)(2)	557,683	445,689	25.1%	451,552	23.5%
Capacity utilization(3)	95.2%	74.1%	—	73.3%	—

Note:

(1)	Based on weighted average ordinary shares of 28,789 million (basic) and 28,830 million (diluted) in 2Q12, 27,504million (basic) and 27,504 million (diluted) in 1Q12, and 28,501million (basic) and 28,501 million (diluted) in 2Q11.

(2)	Including copper interconnects.

(3)	Effective 3Q 2011, capacity utilization rate is reported based on total equivalent wafers out divided by estimated capacity. Utilization rates for previous quarters have been updated accordingly for comparison purposes. In prior quarters utilization had been reported based on total wafers out divided by estimated capacity.

•	Revenue increased to $421.8 million in 2Q12, up 26.8% QoQ from $332.7 million in 1Q12 due to a 25.1% QoQ increase in wafer shipments, mainly driven by increased customer demand for 65nm/55nm technology and our specialty processes, including power management ICs, EEPROM, and others.

•	Cost of sales increased to $320.1 million in 2Q12, an increase of 9.3% QoQ from $292.9 million in 1Q12 due to a 25.1% QoQ increase in wafer shipments, partially offset by lower per unit wafer manufacturing cost.

•	Gross profit was $101.7 million in 2Q12, compared to a gross profit of $39.8 million in 1Q12 and a gross profit of $50.3 million in 2Q11.

•	Gross margin was 24.1% in 2Q12, up from 12.0% in 1Q12 primarily due to a higher utilization rate, which was increased from 74.1% in 1Q12 to 95.2% in 2Q12, as well as continued improvements in manufacturing efficiency.

•	Operating expense decreased to $88.0 million in 2Q12, a decrease of 2.4% QoQ from $90.1 million in 1Q12, mainly due to the reasons stated in Operating Expenses (Income) Analysis.

Analysis of Revenue

Total Revenue Analysis
By Application	2Q12	1Q12	2Q11
Computer	2.6%	3.2%	4.0%
Communications	41.1%	48.3%	37.7%
Consumer	47.8%	40.2%	49.4%
Others	8.5%	8.3%	8.9%
By Service Type	2Q12	1Q12	2Q11

Wafers(1)	94.4%	94.4%	92.6%
Mask making, testing, others	5.6%	5.6%	7.4%
By Customer Type	2Q12	1Q12	2Q11

Fabless semiconductor companies	87.4%	91.4%	77.9%
Integrated device manufacturers (IDM)	9.4%	5.0%	16.8%
System companies and others	3.2%	3.6%	5.3%
By Geography	2Q12	1Q12	2Q11

North America	56.3%	55.2%	57.6%
China(2)	32.7%	32.5%	30.1%
Eurasia(3)	11.0%	12.3%	12.3%
Wafer Revenue Analysis

By Technology (logic, memory & copper interconnect only)	2Q12	1Q12	2Q11

40/45?nm	0.2%	0.3%	0.0%
55/65?nm	32.8%	22.3%	20.7%
90?nm	8.7%	8.6%	7.7%
0.13 μm	15.5%	22.7%	22.8%
0.15/0.18?μm	36.5%	39.4%	34.0%
0.25/0.35 μm	6.3%	6.7%	14.8%

Note:
(1) Including 0.13 μm copper interconnects
(2) Including Hong Kong and excluding Taiwan
(3) Excluding China

Capacity*

Fab / (Wafer Size)	2Q12	1Q12
Shanghai Mega Fab (8”)	84,600	79,210
Beijing Mega Fab (12”)	76,500	67,500
Tianjin Fab (8”)	37,000	37,839
Total monthly wafer fabrication capacity	198,100	184,549

Note:
* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes

•	Capacity increased to 198,100 8-inch equivalent wafers in 2Q12 from 184,549 8-inch equivalent wafers in 1Q12, primarily due to an increase in 65nm capacity at the Beijing Mega Fab and an increase in 18um capacity at the Shanghai Mega Fab.

Shipment and Utilization

8” equivalent wafers	2Q12	1Q12	QoQ	2Q11	YoY
Wafer shipments including copper interconnects	557,683	445,689	25.1%	451,552	23.5%
Utilization rate(1)	95.2%	74.1%	—	73.3%	—

Note:

(1)	Effective 3Q 2011, capacity utilization rate is reported based on total equivalent wafers out divided by estimated capacity. Utilization rates for previous quarters have been updated accordingly for comparison purposes. In prior quarters utilization had been reported based on total wafers out divided by estimated capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	2Q12	1Q12	QoQ	2Q11	YoY
Cost of sales	320,110	292,867	9.3%	302,116	6.0%
Depreciation	91,184	106,317	-14.2%	101,593	-10.2%
Other manufacturing costs	228,344	186,254	22.6%	199,887	14.2%
Share-based compensation	582	296	96.6%	636	-8.5%
Gross profit	101,716	39,844	155.3%	50,273	102.3%
Gross margin	24.1%	12.0%	—	14.3%	—

•	Cost of sales increased to $320.1 million in 2Q12, an increase of 9.3% QoQ from $292.9 million in 1Q12, mainly due to an increase in other manufacturing costs associated with a 25.1% QoQ increase in wafer shipments, but which was partially offset by a decrease in depreciation expense.

•	Depreciation in cost of sales decreased to $91.2 million in 2Q12, down 14.2% QoQ from $106.3 million in 1Q12, primary due to an increase in work-in-progress inventory which is expected to be shipped out in 3Q12.

•	Gross profit was $101.7 million in 2Q12, compared to a gross profit of $39.8 million in 1Q12 and gross profit of $50.3 million in 2Q11.

•	Gross margin was 24.1% in 2Q12, up from 12.0% in 1Q12, primarily due to a higher utilization rate, as well as continued improvements in manufacturing efficiency.

Operating Expense (Income) Analysis

Amounts in US$ thousands	2Q12	1Q12	QoQ	2Q11	YoY
Total operating expenses	87,973	90,128	-2.4%	50,382	74.6%
Research and development	51,020	59,311	-14.0%	51,501	-0.9%
General and administrative	29,094	23,924	21.6%	(8,933)	—
Selling and marketing	7,786	6,892	13.0%	8,139	-4.3%
Other operating expense (income)	73	1	—	(325)	—

•	R&D expenses decreased to $51.0 million in 2Q12, down 14.0% QoQ from $59.3 million in 1Q12, mainly due to an increase in government grants in 2Q12.

•	G&A expense increased to $29.1 million in 2Q12, up 21.6% QoQ from $23.9 million in 1Q12, mainly due to a bonus accrual.

•	Selling & marketing expenses increased to $7.8 million in 2Q12, up 13.0% QoQ from $6.9 million in 1Q12.

Other Income (Expenses)

Amounts in US$ thousands	2Q12	1Q12	QoQ	2Q11	YoY
Other income (expenses)	(8,344)	(4,069)	105.1%	531	—
Interest income	1,828	1,199	52.5%	1,152	58.7%
Interest expense	(9,889)	(7,424)	33.2%	(5,884)	68.1%
Foreign currency exchange gain (loss)	(2,337)	393	—	3,828	—
Other, net	2,054	1,763	16.5%	1,435	43.1%

•	Interest expense increased to $9.9 million in 2Q12, up 33.2% QoQ from $7.4 million in 1Q12, mainly because some short term credit facilities were converted into long term loans.

Depreciation and Amortization

•	Depreciation and amortization in 2Q12 was $140.4 million compared to $142.5 million in 1Q12.

Liquidity

Amounts in US$ thousands	2Q12	1Q12
Cash and cash equivalents	290,694	300,641
Restricted cash	224,137	194,352
Accounts receivable	264,115	196,749
Inventories	240,082	211,353
Others	95,239	118,023
Total current assets	1,114,267	1,021,118
Accounts payable	328,920	307,206
Short-term borrowings	480,457	467,069
Current portion of long-term debt	148,604	191,619
Others	175,363	171,938
Total current liabilities	1,133,344	1,137,832
Cash Ratio	0.3x	0.3x
Quick Ratio	0.8x	0.7x
Current Ratio	1.0x	0.9x

Capital Structure

Amounts in US$ thousands	2Q12	1Q12
Cash and cash equivalents	290,694	300,641
Restricted cash	224,137	194,352
Current portion of promissory notes	29,375	29,582
Non-current portion of promissory notes	14,380	28,761
Short-term borrowings	480,457	467,069
Current portion of long-term debt	148,604	191,619
Long-term debt	480,617	427,293
Total debt	1,109,678	1,085,981
Equity(1)	2,214,120	2,204,738
Total debt to equity ratio	50.1%	49.3%

Note:
(1) Including portion of noncontrolling interest.

Cash Flow

Amounts in US$ thousands	2Q12	1Q11
Net cash from operating activities	109,425	35,808
Net cash used in investing activities	(126,293)	(205,805)
Net cash from financing activities	6,999	208,978
Effect of exchange rate changes	(78)	44
Net change in cash	(9,947)	39,025

Capex Summary
■	Capital expenditures for 2Q12 were $83.5 million.

■Recent Highlights and Announcements

• SMIC and Synopsys Extend 40nm Low Power Capabilities with Reference Flow 5.0 (2012-06-26)
• SMIC’s 2012 Advanced Technology Workshop Held in Shanghai (2012-06-21)
• (2012-06-20)
• SMIC and AlgolTek Announce the Availability of digniPHY for USB 3.0 on SMIC’s 0.13um Technology (2012-06-19)
• Annual General Meeting Held on 7th June, 2012 - Poll Results — Clarification (2012-06-08)
• Annual General Meeting Held on 7th June, 2012 - Poll Results (2012-06-07)
• SMIC’s Beijing Fab Wins TI Quality Excellence Award (2012-05-25)
• SMIC Employs Mentor Graphics Calibre PERC for Reliability Verification of Multi-Power Domain SoCs (2012-05-22)
• Grant of Options (2012-05-22)
• List of Directors and Their Roles and Functions (2012-05-22)
• Closure of Register of Members (2012-05-16)
• SMIC and Beijing Government Sign Cooperation Framework Document to Launch SMIC Beijing Second Phase Expansion Project (2012-05-15)
• Price Sensitive Information — Further Information on Possible Very Substantial Acquisition; Establishment of a Joint Venture in the PRC (2012-05-15)
• Price Sensitive information — Possible Very Substantial Acquisition; Establishment of A Joint Venture in the PRC (2012-05-15)
• Appointment of Alternate Director (2012-05-10)
• SMIC Reports Results for the Three Months Ended March 31, 2012 (2012-05-10)
• Circular — Notification Letter and Request Form to Non-registered Holders (2012-05-08)
• Circular — Notification Letter to Registered Shareholders (2012-05-08)
• Proxy Forms — Form of Proxy for Use at the Annual General Meeting to be Held on 7 June 2012 (2012-05-08)
• Circulars — (1) Notice of Annual General Meeting (2) Re-election of Directors (3) Proposed General Mandates to Issue and Repurchase Shares and (4) Amendments to the Articles of Association (2012-05-08)

• Notice of Annual General Meeting (2012-05-08)
• Notification Letter and Change Request Form to Registered Holders (2012-04-25)
• Circulars — Letter and Reply Form to New Registered Shareholder – Election of Means of Receipt of Corporate Communication (2012-04-25)
• Circulars — Notification Letter and Request Form to Non-registered Holders (2012-04-25)
• Circulars — Notification Letter and Change Request Form to Registered Holders (2012-04-25)
• Update on Major Transaction in Relation to Establishment of a Joint Venture with Hubei Science & Technology Investment Group Co., Ltd. (2012-04-16)
• SMIC Raises First Quarter 2012 Revenue and Gross Margin Guidance (2012-04-10)
• Cadence Low-Power, Advanced-Node Digital Technology Incorporated Into SMIC 40nm Reference Flow (2012-04-10)

Please visit SMIC’s website at http://www.smics.com/eng/press/media_press.php and
http://www.smics.com/eng/investors/ir_filings.php
for further details regarding the recent announcements.

For the three months ended
	June 30, 2012	March 31, 2012
	(Unaudited)	(Unaudited)
Revenue	421,826	332,711
Cost of sales	320,110	292,867
Gross profit	101,716	39,844

Operating expenses:
Research and development	51,020	59,311
General and administrative	29,094	23,924
Selling and marketing	7,786	6,892
Other operating expense	73	1
Total operating expenses, net	87,973	90,128

Income (loss) from operations	13,743	(50,284)
Total other income (loss), net	(8,344)	(4,069)
Income (loss) before income tax and equity investment	5,399	(54,353)

Income tax benefit	1,460	11,418
Gain from equity method investments	441	373
Net income (loss)	7,300	(42,562)

Accretion of interest to noncontrolling interest	(241)	(263)
Income (loss) attributable to Semiconductor Manufacturing International Corporation	7,059	(42,825)

Net income (loss)	7,300	(42,562)

Other comprehensive income:
Foreign currency translation adjustment	(230)	44

Comprehensive income (loss)	7,070	(42,518)

Comprehensive loss attributable to noncontrolling interest	(241)	(263)

Comprehensive Income (loss) attributable to Semiconductor Manufacturing International Corporation	6,829	(42,781)

Earnings (loss) per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic and diluted	0.00	(0.00)
Earnings (loss) per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders, basic and diluted	0.01	(0.08)
Shares used in calculating basic earnings (loss) per share	28,789,085,681	27,504,337,503
Shares used in calculating diluted earnings (loss) per share	28,829,555,477	27,504,337,503

As of
	June 30, 2012	March 31, 2012
	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	290,694	300,641
Restricted cash	224,137	194,352
Accounts receivable, net of allowances of $45,738 and $45,500 at June 30,2012 and March 31, 2012, respectively	264,115	196,749
Inventories	240,082	211,353
Prepaid expense and other current assets	95,239	118,023
Total current assets	1,114,267	1,021,118

Prepaid land use rights	76,461	76,846
Plant and equipment, net	2,444,895	2,493,732
Acquired intangible assets, net	234,912	242,886
Other long-term assets	104,301	103,619
TOTAL ASSETS	3,974,836	3,938,201

LIABILITIES, NONCONTROLLING INTEREST AND EQUITY
Current liabilities:
Accounts payable	328,920	307,206
Accrued expenses and other current liabilities	145,988	142,356
Short-term borrowings	480,457	467,069
Current portion of promissory notes	29,375	29,582
Current portion of long-term debt	148,604	191,619
Total current liabilities	1,133,344	1,137,832

Long-term liabilities:
Promissory notes	14,380	28,761
Long-term debt	480,617	427,293
Other long-term liabilities	128,808	136,296
Total long-term liabilities	623,805	592,350

Total liabilities	1,757,149	1,730,182

Noncontrolling interest	4,704	4,463
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 31,975,662,740 and 27,509,521,180 shares issued and outstanding at June 30,2012 and March 31, 2012 , respectively	12,791	11,004
Convertible preferred shares, $0.0004 par value, 5,000,000,000 shares authorized, nil and 445,545,911 shares issued and outstanding at June 30,2012 and March 31, 2012, respectively (1)	-	178
Additional paid-in capital	4,243,032	4,242,043
Accumulated other comprehensive loss	3,659	3,889
Accumulated deficit	(2,046,499)	(2,053,558)
Total equity	2,212,983	2,203,556

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND EQUITY	3,974,836	3,938,201

Note:
(1) Convertible preferred shares were converted to ordinary shares in 2Q12.

	For the three months ended
	June 30, 2012	March 31, 2012
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Net income (loss)	7,300	(42,562)
Depreciation and amortization	140,386	142,503
Gain from equity investment	(441)	(373)
Changes in working capital and others	(37,820)	(63,760)

Net cash provided by operating activities	109,425	35,808

Cash flow from Investing activities:
Acquisitions of:
Property, plant and equipment	(82,054)	(116,366)
Intangible assets	(15,878)	(29,317)
Short-term investments	78	(4,167)
Changes in restricted cash relating to investing activities	(28,709)	(55,954)
Others	270	(1)

Net cash used in investing activities	(126,293)	(205,805)

Financing activities:
Increase (Decrease) in short-term borrowings	13,388	(140,358)
Increase in long-term debt	10,308	355,197
Repayment of promissory notes	(15,000)	—
Others	(1,697)	(5,861)

Net cash provided by financing activities	6,999	208,978

Effect of exchange rate changes	(78)	44

NET INCREASE £¨DECREASE£© IN CASH AND CASH EQUIVALENTS	(9,947)	39,025
CASH AND CASH EQUIVALENTS, beginning of period	300,641	261,615
CASH AND CASH EQUIVALENTS, end of period	290,694	300,641

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang, Lawrence Juen-Yee Lau (Datong Chen as his Alternate) and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Frank Meng and Lip-Bu Tan as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
August 8, 2012